May 17, 2011 – Via EDGAR

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549-0306

Re:	DENTSPLY International Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed February 18, 2011
Definitive Proxy Statement filed April 21, 2011
File No. 0-16211

Dear Ms. Tillan,

By letter dated May 4, 2011, the Staff has requested additional information from DENTSPLY International Inc. related to the Form 10-K and Definitive Proxy Statement filings referenced above.  We have set forth below our responses to the Staff’s comments.  We have keyed our responses to the Staff’s comments by providing our response immediately following a reiteration of the original Staff comment.

In addition, as requested by the Staff, DENTSPLY International Inc. acknowledges that:

•	DENTSPLY International Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	DENTSPLY International Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 717-849-4243 or at the address below with any additional comments you have related to subject filings.

Sincerely,

/s/   William R. Jellison
William R. Jellison
DENTSPLY International Inc.
Sr. Vice President and CFO
221 W. Philadelphia Street
York, PA 17405-0872
(717) 849-4243

Form 10-K for the fiscal year ended December 31, 2010

Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

1.             Please tell us where you have included the information required by Regulation S-K Item 201(d).

Response:
We have reviewed our filings and recognize that we have not satisfied the requirements of Regulation S-K Item 201(d).  We are including here the information as it should have been filed as part of either our December 31, 2010 Form 10-K or 2011 Proxy Statement:

The Company maintains the 2010 Equity Incentive Plan for the benefit of certain officers, directors and employees.  A description of this plan appears in the notes to the consolidated financial statements.  In addition, the Company maintains the Directors’ Deferred Compensation Plan for the benefit of certain outside directors and the Supplemental Executive Retirement Plan for the benefit of certain Company management.   Descriptions of these plans are included in the Company’s 2011 Proxy Statement.  The following table summarizes information related to these plans as of December 31, 2010:

	column (a)	column (b)	column (c)
	Number of Common shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans
approved by security holders (1)	11,379,833	$29.29	13,788,835
Equity compensation plans not
approved by security holders (2)	271,353	N/A	N/A
Total	11,651,186

(1) Consits of DENTSPLY International Inc. 2010 Equity Incentive Plan
(2) Consists of shares which may be issued to outside directors and certain management employees under the Directors' Deferred Compensation Plan and/or the Supplemental Executive Retirement Plan.

In future filings, we will ensure that the information required by Regulation S-K Item 201(d) will be included within either our Form 10-K or our Definitive Proxy Statement.

Consolidated Financial Statements

Note 17, Commitments and Contingencies

Litigation

2.
We note your response to prior comment 8. In this regard, we see that you disclose the possible loss of $44 million related to the Guidance Endodontics LLC complaint. We also see that the verdict was formally entered in April 2010 and that you only have two remaining motions to overturn the verdict. Please tell us how you determined that the litigation did not meet the criteria in FASB ASC 450-20-25-2 for accrual of a loss.  Under the guidance, an estimated loss should be accrued if information indicates it is probable that a liability has been occurred and the amount can be reasonably estimated.

Response:
The Company, including its legal counsel, carefully reviewed the facts and legal issues relevant to the Guidance lawsuit in connection with the preparation of its Form 10-K for the year ended December 31, 2010.  The Company determined that the criteria in FASB ASC 450-20-25-2 for accrual of a loss contingency as a result of the verdict in the case had not been satisfied.  At the time the verdict was formally entered, there were numerous post-trial motions pending to overturn the verdict, to remit the punitive damages and for a new trial, including the Company’s Motion for Remittitur, or, in the Alternative, for a New Trial (the “Remittitur Motion”).

In the Remittitur Motion, the Company argued, inter alia, that the punitive damages should be remitted to an amount that did not exceed the compensatory damages in the case, and that if the plaintiff were to reject a remittitur, the case would have to be retried in its entirety, on the issue of liability as well as damages.  Thus, while the Remittitur Motion remained pending, the Company was faced with the following uncertainties: (i) whether the $40 million punitive damage award would be remitted; (ii) if it was remitted, the extent of the remittitur; (iii) whether the plaintiff would accept any remittitur; and (iv) if the plaintiff did not accept a remittitur, the scope of any retrial.  Because of these uncertainties, as well as a possible appeal to the Tenth Circuit Court of Appeals with respect to legal arguments on which the Company did not prevail in its post-trial motions, the Company could not determine that a loss was probable.

On May 9, 2011, the Judge granted the Company’s Remittitur Motion.  In his ruling, the Judge, in pertinent part, ordered that the total compensatory damages award in the case would be $4.08 million, and the total punitive damages award would be $4.08 million, a remittitur of approximately $36 million.  The Judge also ruled that if the plaintiff chooses not to accept the remitted amount, there will be a complete retrial on the issue of liability as well as damages.  The Judge ordered the plaintiff to advise the Court of its decision within ten days of the entry of the order.

The Company will carefully consider the ruling on the Remittitur Motion, the decision of the plaintiff to accept or reject the remittitur, and all other relevant facts and circumstances when it prepares its Form 10-Q for the quarter ending June 30, 2011.

Definitive Proxy Statement filed April 21, 2011

 Advisory Vote on Executive Compensation

3.
Rule 14a-21(a) of the Exchange Act of 1934 requires that you provide shareholders with an advisory vote to approve the compensation of your named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including related narrative disclosure. It does not appear that the resolution on page 48 meets the requirements of Rule 14a-21(a), given that it seeks approval only for your "overall executive compensation policies and procedures" (emphasis added).  Please tell us how you intend to address this apparent noncompliance or tell us why you believe that your present disclosure is in compliance with Rule 14a-21(a).

Response:
The Company recognizes that the wording of the Resolution which is presented to the stockholders in the Proxy Statement filed April 21, 2011 did not satisfy the requirements in Rule 14a-21(a) of the Exchange Act of 1934.  In light of this, the Company has filed and mailed to its stockholders an Amendment to its Proxy Statement amending Proposal 3 to specifically ask the stockholders to vote, on an advisory basis, on the Company’s executive compensation, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission.